Notice to ASX/LSE Rincon Project Mineral Resources and Ore Reserves 4 December 2024 Rio Tinto today announces initial Mineral Resources and Ore Reserves for the Salar del Rincon lithium brine deposits (Rincon Project) in Argentina to be developed by Rio Tinto. Mineral Resources inclusive of Ore Reserves comprise 1.54 Mt Lithium Carbonate Equivalent (LCE) of Measured Resources, 7.85 Mt LCE of Indicated Resources and 2.29 Mt LCE of Inferred Resources. The Ore Reserves comprise 2.07 Mt LCE of Probable Ore Reserves.1 Rio Tinto’s ownership percentage is 100%. The proposed project consists of brine extraction using a production wellfield, processing and waste facilities, as well as associated infrastructure. Full-scale production based on the current feasibility study is estimated to be approximately 53 kt of battery grade lithium carbonate per year for a period of 40 years2. However, plans are in place to build for a capacity of 60 kt of battery grade lithium carbonate per year with debottlenecking and improvement programs scheduled to unlock this additional throughput, subject to permitting. The Rincon 3000 starter plant is scheduled for completion in the first half of 2025. Rincon is a large, long-life asset that is expected to be in the first quartile of the cash cost curve. A tabulation of the initial Mineral Resources inclusive of Ore Reserves at the Rincon Project is provided in Table A. Reporting of Mineral Resources inclusive of Ore Reserves is industry-standard for in situ lithium brines and is compliant with JORC code reporting criteria. A tabulation of the Ore Reserves at the Rincon Project is provided in Table B. 1 These Mineral Resources and Ore Reserves have been reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012 (JORC Code) and the ASX Listing Rules in a release to the ASX dated 4 December 2024 titled “Rincon Project Mineral Resources and Ore Reserves: Table 1” (Table 1 Release). The Competent Persons responsible for the information in the Table 1 Release that relates to Mineral Resources and Ore Reserves is Megan Zivic and Michael Rosko, each of whom is a Registered Member of the Society for Mining, Metallurgy & Exploration (SME-RM). The Competent Person responsible for the information in the Table 1 Release that relates to the metallurgical perspective of the Ore Reserves is Mr Brendan Foster, a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM). Rio Tinto confirms that it is not aware of any new information or data that materially affects the information included in the Table 1 Release, that all material assumptions and technical parameters underpinning the estimates in the Table 1 Release continue to apply and have not materially changed, and that the form and context in which the Competent Persons’ findings are presented have not been materially modified. 2 This production target is underpinned as to 100% by Probable Ore Reserves. Estimated Inferred Mineral Resources are excluded from the mine plan and production target estimates. These estimates of Ore Reserves were reported in the Table 1 Release and have been prepared by Competent Persons in accordance with the requirements of the JORC Code and the ASX Listing Rules. EXHIBIT 99.3

Notice to ASX/LSE

Table A Rincon Project Mineral Resources <u>Inclusive</u> of Ore Reserves as at 1 May 2024

Measured Mineral Resources as at 1 May 2024				Indicated Mineral Resources as at 1 May 2024				**Total Measured and Indicated Mineral Resources as at 1 May 2024**			
Total Brine Volume	Avg Lithium Grade	Lithium Metal	LCE	Total Brine Volume	Avg Lithium Grade	Lithium Metal	LCE	**Total Brine Volume**	**Avg Lithium Grade**	**Lithium Metal**	**LCE**
Mm^3	mg/L	Mt	Mt	Mm^3	mg/L	Mt	Mt	**Mm^3**	**mg/L**	**Mt**	**Mt**
748	394	0.29	1.54	3,419	432	1.48	7.85	**4,167**	**428**	**1.77**	**9.39**

Inferred Mineral Resources as at 1 May 2024				**Total Mineral Resources as at 1 May 2024**				Rio Tinto Interest
Total Brine Volume	Avg Lithium Grade	Lithium Metal	LCE	**Total Brine Volume**	**Avg Lithium Grade**	**Lithium Metal**	**LCE**	
Mm^3	mg/L	Mt	Mt	**Mm^3**	**mg/L**	**Mt**	**Mt**	%
1,148	374	0.43	2.29	**5,315**	**416**	**2.20**	**11.68**	100

Mm^3 = million cubic meters
mg/L = milligrams per litre
Mt = million tonnes

Notes:
- The Mineral Resources estimate has been classified in accordance with the JORC Code.
- Mineral Resources are in situ and <u>inclusive</u> of the Ore Reserves.
- The effective date is determined by the most recent depth-specific sample collection data considered for the resource estimate. The estimate is based on: (1) drainable porosity values for hydrogeological units in the brine aquifer, (2) a lithium cut-off grade of 250 mg/L, and (3) including only properties controlled by Rio Tinto as of May 2024.
- To obtain the equivalent tonnage for Lithium Carbonate Equivalent (LCE), the estimated mass of lithium was multiplied by a factor that is based on the atomic weights of each element in lithium carbonate to obtain the final compound weight. The factor used was 5.322785 to obtain LCE mass from lithium mass.
- Comparisons to values provided in other tables and calculations using the tabulated figures may differ due to rounding of numbers and the differences caused by use of averaging methods.

Table B Rincon Project Ore Reserves as at 1 May 2024

Proven Ore Reserves as at 1 May 2024		Probable Ore Reserves as at 1 May 2024		**Total Ore Reserves as at 1 May 2024**		Average process Efficiency %	Rio Tinto interest	**Rio Tinto share Recoverable Li metal**	**Rio Tinto share Recoverable LCE**
Total Brine Pumped	Extracted Grade	Total Brine Pumped	Extracted Grade	**Total Brine Pumped**	**Extracted Grade**				
Mm^3	mg/L Li	Mm^3	mg/L Li	**Mm^3**	**mg/L Li**		%	**Mt**	**Mt**
-	-	1,340	350	**1,340**	**350**	90.0	100.0	**0.39**	**2.07**

Notes:
- The Ore Reserve estimate has been classified in accordance with the JORC Code.
- The Ore Reserve estimate is based on lithium cut-off grade of 250 mg/L
- Total Brine Pumped is a cumulative brine volume and LCE mass from the entire wellfield.
- Extracted Grade is averaged for the 40 year pumping period for the simulated wellfield.
- To obtain the equivalent tonnage for LCE, the estimated mass of lithium was multiplied by a factor that is based on the atomic weights of each element in lithium carbonate to obtain final compound weight. The factor used was 5.322785 to obtain LCE mass from lithium mass.
- Ore Reserves are reported from a point of reference of processed brine. Estimated processing losses are 10% (90% process efficiency).
- Only Measured and Indicated Mineral Resources are used for estimates of Extracted Grade, Tonnes Li, and Tonnes LCE.
- Mining method is proposed to be extraction by production wells.

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Wei Wei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com